40-33

AIM INVESTMENTS

811-01424-01
Branch 16

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

April 1, 2005

AIM CONSTELLATION FUND

05051233

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Answer of A I M Advisors, Inc. and A I M Distributors, Inc. to the *Papia* Complaint** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROC...
APR 2...
THO...
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-040105SEC.doc
040105 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., Plaintiffs, v. A I M ADVISORS, INC. et al., Defendants.	

ANSWER OF A I M ADVISORS, INC. AND
AIM DISTRIBUTORS, INC. TO THE *PAPIA* COMPLAINT

Defendants A I M Advisors, Inc. and AIM Distributors, Inc., collectively "AIM", deny each and every allegation in the Complaint unless expressly admitted or otherwise responded to as follows:

Paragraph of Complaint	Response
1	Admit that Plaintiffs purport to bring a derivative action on behalf of AIM Opportunities II Fund, AIM Constellation Fund, AIM Dent

Demographic Trends Fund, AIM Charter Fund, AIM Basic Value Fund, AIM Diversified Dividend Fund, AIM Global Aggressive Growth Fund, AIM Global Growth Fund, AIM Real Estate Fund and AIM Blue Chip Fund pursuant to Sections 36(b) and 12(b) of the Investment Company Act of 1940 (the "ICA").

2	Deny, on information and belief, that some plaintiffs have standing to bring an action, and if so, the Court lacks subject matter jurisdiction as to the claims of those plaintiffs.
3-4	Deny, except admit that venue is proper in the Southern District of Texas (although it was not proper in the Middle District of Florida where the action was initially filed).
5	Deny, except decline to respond to allegations of law (e.g. second sentence), deny knowledge or information sufficient to form a belief as to the truth of the allegation that Plaintiffs are shareholders of the particular Funds identified in Para.1 of the Complaint, and admit that AIM has provided advisory and distribution services to such Funds.
6-8	Deny.
9	Deny, except admit that fees are paid pursuant to Rule 12b-1 Plans, and that those fees are based on a percentage of the net assets of the applicable class of shares of the particular Fund.
10-11	Deny, except decline to respond to allegations of law, admit that the ICA was initially enacted by Congress in 1940, and respectfully refer to the ICA (in particular § 36(b)) and its legislative history for their contents.

12-14	Deny.
15	Deny, except admit that a majority of the Trustees are not "interested persons" under the ICA.
16	Deny, and respectfully refer to the document referenced therein for its contents.
17	Deny, except decline to respond to allegations of law, deny knowledge or information sufficient to form a belief as to the truth of the allegations about the SEC, and respectfully refer to the document referenced therein for its contents.
18-19	Deny, except deny knowledge or information sufficient to form a belief as to the truth of the allegations about the SEC and the mutual fund industry, and respectfully refer to the documents referenced therein for their contents.
20	Deny the allegations in the first sentence, decline to respond to allegations of law, and respectfully refer to Rule 12b-1 for its contents.
21	Deny, except respectfully refer to the document referenced therein for its contents.
22	Deny, except admit that the distribution fees are based on a percentage of the net assets of the applicable class of shares of the particular Fund.
23	Deny.

24 Deny, except admit that Plaintiffs purport to seek rescission of certain agreements and Rule 12b-1 Plans and to recover monies under § 36(b) of the ICA.

25 Deny, except admit that the requisite pre-suit demand does not apply to actions brought pursuant to § 36(b).

26 Admit that Plaintiffs do not allege or seek relief under any theory of alleged market timing or late trading activity.

27 Deny knowledge or information sufficient to form a belief as to the truth of the allegations of Plaintiff Papia's residence and status as shareholder "at all relevant times" of the AIM Opportunities II Fund, and admit that the AIM Opportunities II Fund is a Fund within AIM Special Opportunities Funds, a Delaware statutory trust.

28 Deny knowledge or information sufficient to form a belief as to the truth of the allegations of Plaintiffs Duncan's and Giamanco's residences and status as shareholders of the AIM Constellation Fund "at all relevant times", and admit that the AIM Constellation Fund is a Fund within AIM Equity Funds, and Delaware statutory trust.

29 Deny knowledge or information sufficient to form a belief as to the truth of the allegations of Plaintiff Thomas' residence and status as shareholder of the AIM Dent Demographic Trends Fund "at all relevant times", and admit that the AIM Dent Demographic Trends Fund is a Fund within AIM Equity Funds, a Delaware statutory trust.

30 Deny knowledge or information sufficient to form a belief as to the truth of the allegations of Plaintiff King's residence and status as shareholder of the AIM Charter Fund "at all relevant times", and admit that the AIM Charter Fund is a Fund within AIM Equity Funds, a Delaware statutory trust.

31 Deny knowledge or information sufficient to form a belief as to the truth of the allegations of Plaintiff Blair's residence and status as shareholder of the AIM Basic Value Fund and AIM Diversified Dividend Fund "at all relevant times", and admit that the AIM Basic Value Fund and the AIM Diversified Dividend Fund are Funds within AIM Growth Series and AIM Equity Funds, respectively, both Delaware statutory trusts.

32 Deny on information and belief the allegation about Plaintiff Berdat's status as shareholder of the AIM Opportunity II Fund and the AIM Blue Chip Fund "at all relevant times", deny knowledge or information sufficient to form a belief as to the truth of the allegations of Plaintiff Berdat's residence status, and admit that the AIM Opportunity II Fund and the AIM Blue Chip Fund are Funds within AIM Special Opportunities Fund and AIM Equity Funds, respectively, both Delaware statutory trusts.

33 Deny knowledge or information sufficient to form a belief as to the truth of the allegations of Plaintiff Moccia's residence and status as shareholder of the AIM Charter Fund, the AIM Global Aggressive Fund, and the AIM Global Growth Fund "at all relevant times", and admit that the AIM Global Growth Fund is a Fund within AIM International Mutual Funds, a Delaware statutory trust.

34	Deny on information and belief the allegations of Plaintiffs Beasleys' status as shareholders of the AIM Real Estate Fund, deny knowledge or information sufficient to form a belief as to the truth of the allegations of Plaintiffs Beasleys' residence, and admit that the AIM Real Estate Fund is a Fund within AIM Investment Securities Fund, a Delaware statutory trust.
35	Deny, except admit that A I M Advisors is a Delaware corporation, a registered investment adviser, and adviser to the Funds identified in Para.1 of the Complaint.
36	Deny, except admit that AIM Distributors is a Delaware corporation, a registered broker-dealer, and distributor to the Funds identified in Para.1 of the Complaint.
37-38	Deny, except decline to respond to allegations of law, and respectfully refer to the document referenced therein for its contents.
39-42	Deny.
43-48	Deny, and respectfully refer to the documents referenced therein for their contents.
49-50	Deny.
51-53	Deny, and respectfully refer to the documents referenced therein for their contents.
54-59	Deny.

60-63	Deny, except decline to respond to matters of law, and respectfully refer to the documents referenced therein for their contents.
64-66	Deny.
67	Repeat and reallege their responses to the paragraphs incorporated by reference in the paragraphs herein.
68-70	Deny.
71	Repeat and reallege their responses to the paragraphs incorporated by reference in the paragraphs herein.
72-74	Deny.
75	Repeat and reallege their responses to the paragraphs incorporated by reference in the paragraphs herein.
76-78	Deny.
79	Repeat and reallege their responses to the paragraphs incorporated by reference in the paragraphs herein.
80-83	Deny.

First Affirmative Defense

The Complaint fails to state a claim upon which relief may be granted.

Second Affirmative Defense

The challenged fees are fair and not disproportionately large in relation to the services rendered.

Third Affirmative Defense

Plaintiffs, or some of them, lack standing to bring the claims asserted.

Fourth Affirmative Defense

A majority of the disinterested Trustees approved the challenged fees.

Fifth Affirmative Defense

Plaintiffs, by purchasing shares of particular Funds and reinvesting, agreed with, accepted, endorsed and otherwise approved the level of challenged fees. Accordingly, Plaintiffs are estopped and otherwise barred from complaining about the challenged fees.

Sixth Affirmative Defense

The 12b-1 fees, as calculated, are expressly permitted by the National Association of Securities Dealers Rule 2830.

Seventh Affirmative Defense

Plaintiffs lack standing to challenge fees paid by Funds other than the particular Funds in which they are security holders.

Eighth Affirmative Defense

Plaintiffs lack standing to challenge the level of 12b-1 fees paid by classes of shares other than the class of shares which they own.

Ninth Affirmative Defense

The claims are barred in whole or in part by the applicable statutes of limitation.

Tenth Affirmative Defense

The ICA prohibits recovery of any damages allegedly incurred prior to one year before this action was instituted.

Eleventh Affirmative Defense

There is no private right of action for claims under § 12(b) of the ICA. Even if there is, the Plaintiffs failed to make demand or plead demand futility.

Twelfth Affirmative Defense

Plaintiffs knew, or in the exercise of reasonable care, should have known, all of the relevant information concerning the advisory and distribution fees paid by the particular Funds. In addition, they were free at all relevant times to sell the shares they owned in the particular Funds. Accordingly, their claims are barred.

Thirteenth Affirmative Defense

Defendants, or some of them, were not "recipients" of the challenged fees and, as such, are not liable under § 36(b)(3).

Wherefore, defendants A I M Advisors, Inc. and AIM Distributors, Inc. demand judgment dismissing the Complaint and awarding them their costs, attorneys' fees and such other and further relief as this Court deems just and proper.

Dated: March 31, 2005

POLLACK & KAMINSKY

by: *Daniel A. Pollack*
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
212/575-4700 Telephone
212/575-6560 Facsimile

GIBBS & BRUNS, L.L.P.

by: *Michael K. Oldham*
Michael K. Oldham
Sam W. Cruse
Sydney G. Ballesteros
1100 Louisiana, Suite 5300
Houston, Texas 77002
713/751-5268 Telephone
713/750-0903 Facsimile

MAYER, BROWN, ROWE & MAW LLP

by: *Charles S. Kelley*
Charles S. Kelley
Texas SBA#11199580
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Counsel for Defendants
A I M Advisors, Inc.
and AIM Distributors, Inc.

12G Exemption
#82-3480

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

1.1 Date of Report: March 31, 2005

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, and a minor interest in a gas well in Alberta. The Company has recently entered into an exploration joint-venture in Shandong Province, China. These holdings are discussed in detail below.

As of December 31, 2004, the Company had net working capital of $2,059,424. In addition, the Company holds securities with a market value at December 31, 2004, of $2,066,278. Working capital on hand at the year end, December 31, 2003, was $2,146,540, and the value of the Company's market securities was $2,090,249.

During the first quarter of 2004, the Company commenced a diamond drilling program on its Lynn Lake gold project. Expenditures during the first quarter were $266,658; $200,441 during the second quarter; $7,089 during the third quarter; and an additional $14,890 was expended during the fourth quarter. $100,077 was received from the Manitoba government for a Mineral Exploration Assistance Program that was applied against the exploration expenditures.

Description of the Company's Properties

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims ("the Property") with a total area of 5,712 hectares. The Property is located approximately 13 kilometres northwest of the Town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months and to the eastern end when lakes and rivers are adequately frozen during the winter months.

The claims were acquired by staking, 27 of them in February of 2003 with six additional claims added later.

Under the Manitoba Mineral Act claims are held in good standing for two years from the date of staking without work being applied. For the following nine years, the cost to retain a mining claim is $12.50/hectare/year in the form of assessment work or payment in lieu of work. This increases to $25.00/hectare/year after 11 years. The Company has recorded $868,514 of work on the claims, equivalent to 10 years of assessment over the entire 5,712 hectares.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

1.2 *Nature of Business and Overall Performance (Continued)*

Description Of Company's Properties (Continued)

Lynn Lake, Manitoba (Continued)

During the course of the 2003 summer and fall exploration program, the Company conducted an extensive review of all available Manitoba government information databases concerning the Lynn Lake Property and adjoining areas. The Company also carried out a high-resolution airborne geophysical survey and investigated diamond drill core from previous drilling on the Property that was collected and retained in a Manitoba governmental core library. Old trenches were reopened and several areas were stripped where the overburden was sufficiently sparse for rock identification and sampling. An induced-polarization survey conducted by SherrGold Inc. in the late 1980's was reviewed to facilitate target selection. Finally, it carried out an extensive and intense geological survey of the Property.

The winter program consisted of 19 diamond drill holes that tested 16 separate geophysical targets within the 16 kilometre long Property.

The first area tested was the eastern portion of the Property which was selected because it is the least accessible during the summer months. A number of geophysical targets were evaluated and the presence of thinly-bedded iron formation was confirmed in several holes. The Company considers this highly encouraging for future exploration work because the MacLellan Mine at Lynn Lake is hosted in iron formation but in a much thicker sequence.

A total of 12 holes were drilled on the eastern side of the Property near Arbor Lake and the Hughes River. These holes ranged in depth from 100 to approximately 250 metres. Although economic quantities of gold were not encountered in these particular holes, minerals associated with gold values elsewhere in the Lynn Lake mining camp were frequently evident in drill core.

The final phase of drill program took place on the western portion of the Property about two kilometres from the MacLellan Mine which is hosted in the fold-thickened portion of an extensive iron formation.

According to the Company's project geologist, P.J. Chornoby, P.Geo.: "The drill holes intersected lithologies characteristic of the Agassiz Metallotect including sedimentary, intrusive and volcanic rocks that have been subjected to multiple periods of deformation and metamorphosed to middle amphibolite grade".

"Extensive and intense alteration (carbonatization, silicifaction and sulphidization) and mineralization (iron oxide and iron sulphide) were commonly observed along with local minor concentrations of chalcopyrite, sphalerite, arsenopyrite and scheelite. The 975 samples submitted for gold and silver assay indicated narrow (<1.0 m) sub-economic levels of gold enrichment (generally <1 g/t) typically associated with or adjacent to higher concentrations of sulphide including sulphide bearing iron oxide."

1.2 *Nature of Business and Overall Performance (Continued)*

Description Of Company's Properties (Continued)

Lynn Lake, Manitoba (Continued)

"Diamond drill hole T-11 is considered atypical in that it intersected a multiple phase granodiorite intrusion containing a 4.50 metre (core length) shear characterized by biotite schist, quartz veining, low sulphide content and elevated gold values ranging from 90 ppb to 390 ppb."

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 metres at a cost of $675,000.

Claymore/Bonnie Glen Gas Project

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta. The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The operator, Mayfair Energy Ltd. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production has reached approximately one million cubic feet per day, a rate that is believed sustainable for some time to come. Production is being taken from two zones in the Ellerslie formation.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement, Fairborne was obligated to attempt to complete a well in the formation during 2004. Due to regulatory procedures that date has been extended to 2005.

Reference is made to the accompanying financial statements for the 12 months ended December 31, 2004 regarding revenue received and in particular to the consolidated statements of income and deficit.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

Shandong Project – Jiaodong Peninsula, China

The company entered into a joint-venture agreement dated January 14, 2005 with Majestic Gold Corp. (MJS:TSX) of Vancouver to carry out an exploration program in Shandong Province, China

The companies have agreed to an exclusive area of interest comprising some 900 square kilometres under an agreement with Shandong Yantai Muping Gold Mine ("Muping"). MJS has rights to acquire up to a 90% interest in three presently held mining licenses within the area of interest. These licenses totaling 26.68 square kilometres are included in the joint-venture.

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lode-gold deposits in the world and accounts for approximately 25%, (approximately 50 tonnes) of China's annual gold production. Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

The joint-venture will carry out prospecting and exploration within the area of interest using Western exploration techniques.

To earn its interest of 50% in the project, Trans America is providing funding of $750,000. This will be accomplished by Tran America having subscribed to a Majestic Gold Corp. private placement of 800,000 units at a price of $0.70 per unit. Each unit consists of one MJS common share and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for one year at $0.90 per share, with forced conversion if the shares of Majestic trade over $1.50 for more than twenty consecutive days. The proceeds of Trans America's purchase including warrants that may be exercised form the basis of the $750,000 to be provided for by Trans America.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

1.2 *Nature of Business and Overall Performance (Continued)*

Other Assets

The Company continues to hold the following corporate shares valued as of December 31, 2004:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	1,799,800	$ 1,076,497	$ 971,892
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	41,250	41,250
Miramar Mining Corp.	100,000	65,934	137,000
Compliance Energy Corp.	122,946	35,000	102,045
Rare Element Resources Ltd. (common)	413,646	124,091	124,091
Rare Element Resources Ltd. (warrants)	113,636		
Majestic Gold Corp.	1,000,000	100,000	690,000
Total		$ 1,442,772	$ 2,066,278

1.3 *Selected Annual Information*

Not applicable.

1.4 *Results of Operations*

The Company incurred a net loss of $471,021 for the year ended December 31, 2004 compared to a net loss of $350,225 for the year ended December 31, 2003. The main reason for the difference was an increase in net gas revenue of $87,614 from the year ended December 31, 2003, write down of investments for $129,767 in 2004, a gain on sale of investments of $183,340 in 2003, and a reduction in expenses.

Expenses for the year ended December 31, 2004 decreased by $98,638 from the prior year due to a decrease in stock based compensation.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	MARCH 31 2003	JUNE 30 2004	SEPTEMBER 30 2004	DECEMBER 31 2004
Total revenues	$ 23,880	$ 41,771	$ 36,725	**$ 25,350**
Net income (loss) for the period	$ (53,788)	$ (37,038)	$ (144,628)	**$ (235,567)**
Basic and diluted net income (loss) per share	$ (0.003)	$ (0.002)	$ (0.007)	**$ (0.012)**

	QUARTER ENDED			
	MARCH 31 2003	JUNE 30 2003	SEPTEMBER 30 2003	DECEMBER 31 2003
Total revenues	$ 4,829	$ 5,061	$ 9,404	$ 14,759
Net income (loss) for the period	$ 56,084	$ (76,932)	$ 65,817	$ (395,194)
Basic and diluted net income (loss) per share	$ (0.003)	$ (0.005)	$ (0.004)	$ (0.01)

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,059,424 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the year ended December 31, 2004, the Company paid $82,000 to a company owned by the President for consulting and office services. During the year ended December 31, 2004, the Company paid bonuses to directors totaling $6,000.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2004

1.10 *Fourth Quarter*

Fourth quarter results differed, in large measure, from the same quarter in the prior year as a result of the Company's entry into the oil and gas sector, with the well starting production in December 2003, a decrease in stock based compensation expense of $316,494 from fourth quarter 2003 to fourth quarter 2004, and also the write down of investment of $129,767 in 2004.

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 6 to the December 31, 2004 financial statements.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Murray Seitz: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
Trans America Industries Ltd.

We have audited the balance sheets of Trans America Industries Ltd. as at December 31, 2004 and 2003, and the statements of income and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

March 3, 2005

"Morgan & Company"

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

BALANCE SHEETS

	DECEMBER 31 2004	2003
ASSETS		
Current		
Cash and cash equivalents	$ 1,887,540	$ 1,883,229
Short term deposits	160,000	130,000
Accounts receivable	15,542	90,918
Prepaid expense	2,000	65,421
	2,065,082	2,169,568
Investments (Note 2)	1,442,773	1,572,540
Capital Assets (Note 3)	3,317	3,456
Oil And Gas Property (Note 4)	82,924	90,780
Mineral Properties And Deferred Exploration Expenditures (Note 5)	697,333	306,665
	$ 4,291,429	$ 4,143,009
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 5,658	$ 23,028
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	10,406,191	9,878,562
Contributed Surplus	537,679	428,497
Deficit	(6,658,099)	(6,187,078)
	4,285,771	4,119,981
	$ 4,291,429	$ 4,143,009

Approved by the Directors:

"David Duval" "John K. Campbell"

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT

	YEARS ENDED DECEMBER 31 2004	2003
Revenue		
Interest	**$ 36,561**	$ 30,502
Gas sales	**112,782**	4,348
Royalties	**(21,617)**	(797)
	127,726	34,053
Expenses		
Depletion	**14,569**	640
Depreciation	**903**	1,038
Management and consulting fees (Note 7)	**87,500**	84,439
Office facilities and services	**45,474**	43,334
Oil and gas property operating expenses	**24,181**	2,679
Professional fees	**22,584**	18,388
Regulatory fees	**11,653**	13,369
Shareholder communication	**2,660**	2,970
Stock based compensation (Note 6)	**211,811**	378,494
Transfer agent	**7,331**	5,711
Travel and promotion	**40,314**	16,556
	468,980	567,618
Loss Before The Following	**(341,254)**	(533,565)
Gain (Loss) On Sale Of Investments	**-**	183,340
Write Down Of Investments	**(129,767)**	-
	(129,767)	183,340
Net Income (Loss) For The Year	**(471,021)**	(350,225)
Deficit, Beginning Of Year	**(6,187,078)**	(5,836,853)
Deficit, End Of Year	**$ (6,658,099)**	$ (6,187,078)
Basic And Diluted Loss Per Share	**$ (0.02)**	$ (0.02)
Weighted Average Number Of Shares Outstanding	**20,074,472**	17,498,992

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2004	2003
Cash Flows From Operating Activities		
Net income (loss) for the year	$ **(471,021)**	$ (350,225)
Add (Deduct): Items not involving cash:		
Depletion	**14,569**	640
Depreciation	**903**	1,038
Stock based compensation	**211,811**	378,494
Gain on sale of investments	**-**	(183,340)
Write down of investments	**129,767**	-
	(113,971)	(153,393)
Change in non-cash operating working capital items:		
Short term deposits	**(30,000)**	(130,000)
Accounts receivable	**75,376**	(89,273)
Prepaid expense	**63,421**	(65,421)
Accounts payable and accrued liabilities	**(17,370)**	19,455
	(22,544)	(418,632)
Cash Flows From Financing Activities		
Proceeds from disposal of investments	**-**	1,421,252
Issue of share capital	**425,000**	707,500
Exploration grant	**100,077**	71,104
	525,077	2,199,856
Cash Flows From Investing Activities		
Investments	**-**	(176,558)
Oil and gas property	**(6,713)**	(34,322)
Mineral properties and deferred exploration expenditures	**(490,745)**	(377,769)
Capital assets	**(764)**	-
	(498,222)	(588,649)
Increase (Decrease) In Cash And Cash Equivalents	**4,311**	1,192,575
Cash And Cash Equivalents, Beginning Of Year	**1,883,229**	690,654
Cash And Cash Equivalents, End Of Year	**$ 1,887,540**	$ 1,883,229
Interest Paid	**$ -**	$ -
Taxes Paid	**$ -**	$ -

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of 90 days or less when acquired.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis over the estimated useful lives of the assets using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable, and accounts payable and accrued liabilities. Fair value approximates carrying value since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

1. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

g) Earnings (Loss) Per Share

The Company calculates earnings per share using the treasury stock method. Under the treasury stock method, only options and warrants with exercise prices less than current market prices are included in the dilution calculations. In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2004 and 2003 as the effect of potentially issuable common shares is anti-dilutive.

h) Stock Based Compensation

The Company's Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted are measured at fair value at the grant date and are expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

i) Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

j) Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

Capitalized costs are depleted and depreciated using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure these do not exceed the estimated undiscounted value of future net revenues from proved oil and natural gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes.

l) Flow-Through Shares

The Company adopted CICA EIC146 – "Flow-Through Shares", effective January 1, 2004, using the prospective application method. Resource expenditures related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions.

2. INVESTMENTS

Long term investments comprise:

	2004	2003
Atacama Minerals Corp., at cost – 1,799,800 common shares (2003 - 1,799,800 common shares) (quoted market value $971,892; 2003 - $989,890)	**$ 1,076,497**	$ 1,076,497
Other portfolio investments, at lower of cost or written down values (quoted market value $1,094,386; 2003 - $1,100,359)	**366,276**	496,043
	$ 1,442,773	$ 1,572,540

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

3. CAPITAL ASSETS

	2004	2003
Office equipment	$ 17,105	$ 17,105
Computer equipment	7,034	6,269
	24,139	23,374
Less: Accumulated depreciation	(20,822)	(19,918)
Net book value	$ 3,317	$ 3,456

4. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring 6.0% of the production and development costs.

	2004	2003
Cost	$ 98,133	$ 91,420
Depletion	(15,209)	(640)
Net book value	$ 82,924	$ 90,780

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

During the year ended December 31, 2003, the Company staked 27 mineral claims in the Lynn Lake area of Manitoba. In the year ended December 31, 2004, an additional 6 mineral claims in the Lynn Lake area were staked.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

	2004	2003
Staking	**$ 29,066**	$ 27,400
Engineering and consulting	**63,900**	33,900
Survey and geophysical	**234,924**	158,910
Line cutting and roads	**137,912**	121,557
Supplies	**58,153**	23,153
Drilling	**282,500**	-
Assays	**22,079**	2,849
Reports and mapping	**39,980**	10,000
Mineral Exploration Assistance Program	**(171,181)**	(71,104)
	$ 697,333	$ 306,665

The Company received $100,077 from the Manitoba government in 2004 (2003 - $71,104) under the *Mineral Exploration Assistance Program*, which funds up to 35% of eligible exploration expenditures for the Lynn Lake Property.

6. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES	**AMOUNT**
Balance, December 31, 2002	16,312,143	$ 9,171,062
Shares issued for cash pursuant to private placements	1,650,000	542,500
Shares issued on exercise of options	1,100,000	165,000
Income tax benefits renounced with respect to flow-through shares issued	-	(94,000)
Drawdown of future income tax liabilities resulting from exploration expenditures renounced to investors	-	94,000
Balance, December 31, 2003	19,062,143	9,878,562

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

6. SHARE CAPITAL (Continued)

b) Issued (Continued)

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2003	19,062,143	$ 9,878,562
Shares issued on exercise of warrants	1,000,000	300,000
Shares issued on exercise of options	500,000	125,000
Contributed surplus reduced on exercise of stock options	-	102,629
Balance, December 31, 2004	20,562,143	$ 10,406,191

During the year ended December 31, 2003, the Company completed a private placement of 1,000,000 units at $0.25 per unit for proceeds of $250,000. Each unit consists of one flow-through common share and one flow-through share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share at $0.30 per share to June 18, 2004.

During the year ended December 31, 2003, the Company completed a private placement of 650,000 units at $0.45 per unit for proceeds of $292,500. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share at $0.55 per share to September 12, 2004.

c) Stock Based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the year ended December 31, 2004, the Company recorded $189,811 (2003 - $378,494) in stock based compensation for options granted during the year.

6. SHARE CAPITAL (Continued)

c) Stock Based Compensation (Continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk free interest rate	**3.1%**	3.2%
Expected life	**3**	4
Expected volatility	**116%**	131%
Expected dividend yield	**-**	-
Weighted average of fair value of options granted	**$0.24**	$0.34

d) Options Outstanding

As at December 31, 2004, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT DECEMBER 31 2004	EXPIRY DATE
600,000	$ 0.35	600,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
550,000	0.35	550,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009

A summary of changes in stock options for the year ended December 31, 2004 and 2003 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2002	1,100,000	$ 0.15
Granted	1,100,000	0.42
Exercised	(1,100,000)	(0.15)
Balance, December 31, 2003	1,100,000	0.42

6. SHARE CAPITAL (Continued)

d) Options Outstanding (Continued)

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	1,100,000	$ 0.42
Granted	900,000	0.36
Exercised	(500,000)	(0.25)
Repriced	(600,000)	(0.56)
Repriced	600,000	0.35
Balance, December 31, 2004	1,500,000	$ 0.35

During the year ended December 31, 2004, the Company repriced the following outstanding stock options:

NUMBER OF OPTIONS	ORIGINAL EXERCISE PRICE	NEW EXERCISE PRICE	EXPIRY DATE
550,000	$ 0.56	$ 0.35	December 9, 2008
50,000	$ 0.56	$ 0.35	January 6, 2009

All other terms of the options remain unchanged.

An additional $22,000 of stock based compensation expense was recognized by the Company at the time of repricing.

6. SHARE CAPITAL (Continued)

e) Share Purchase Warrants

	WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2002	-	$ -
Issued	1,650,000	0.40
Balance, December 31, 2003	1,650,000	0.40
Exercised	(1,000,000)	(0.30)
Expired	(650,000)	0.55
Balance, December 31, 2004	-	$ -

No share purchase warrants were outstanding at December 31, 2004.

7. RELATED PARTY TRANSACTIONS

a) During the year ended December 31, 2004, the Company incurred management fees of $48,000 (2003 - $48,000), and secretarial and office services of $34,000 (2003 - $36,439) from a company owned by the President.

b) During the year ended December 31, 2004, the Company paid bonuses to directors in the amount of $6,000 (2003 - $Nil).

8. INCOME TAXES

A reconciliation of the expected income tax expense (benefit) to the actual income tax expense (benefit) is as follows:

	2004	2003
Statutory rates	**35.62%**	37.62%
Net loss for the year	**$ (471,000)**	$ (350,000)
Income tax recovery at statutory rate	**$ (168,000)**	$ (132,000)
Stock based compensation	**76,000**	142,000
Items not deductible for tax purposes	**24,000**	(34,000)
Effect of change in tax rate	**26,000**	17,000
Tax benefits not recognized	**42,000**	7,000
Income tax expense	**$ -**	$ -

The components of future income taxes are:

	2004	2003
Non-capital losses carryforwards	**$ 339,000**	$ 334,000
Capital losses	**149,000**	133,000
Resource deductions	**30,000**	176,000
Correction of future income tax asset for resource deductions	**-**	(150,000)
Capital assets	**4,000**	4,000
Accounting value of mineral property interest in excess of tax values	**-**	(94,000)
	522,000	403,000
Valuation allowance	**(522,000)**	(647,000)
Correction of valuation allowance	**-**	150,000
Future income tax liability	**-**	(94,000)
Drawdown of future income tax liability	**-**	94,000
	$ -	$ -

Certain comparative amounts have been restated to conform with the current year's presentation.

8. INCOME TAXES *(Continued)*

The Company has available tax losses of approximately $953,000 which may be offset against future Canadian taxable income. These losses expire as follows:

2005	$ 383,000
2006	123,000
2007	12,000
2008	133,000
2009	130,000
2010	62,000
2011	110,000
	$ 953,000

In addition, the Company has resource related expenditures totalling $564,630 which can be carried forward indefinitely to offset future taxable income.

9. SUBSEQUENT EVENTS

a) Subsequent to the year ended December 31, 2004, a director of the Company exercised 500,000 stock options for cash proceeds totalling $175,000.

b) Subsequent to the year ended December 31, 2004, the Company sold 631,000 shares of Majestic Gold Corp., included in other portfolio investments (Note 2) at year end, for total proceeds of $440,721.

c) Subsequent to the year ended December 31, 2004, the Company entered into a joint venture agreement with Majestic Gold Corp. for a 50% interest in Majestic's Shandong Project located in the Shandong Province in the People's Republic of China. The Company can earn a 50% interest in the project by purchasing 800,000 units of Majestic Gold Corp. for $560,000 and exercising share purchase warrants in the amount of $190,000 by the first anniversary of the agreement.

d) Subsequent to the year ended December 31, 2004, the Company completed a private placement of 1,000,000 units at $0.40 per unit for cash proceeds of $400,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of $0.50 per share to March 1, 2006.